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Filed by Information Resources, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Information Resources, Inc. Commission File No.: 005-35926

GINGKO IMPROVES TERMS OF
IRI TENDER OFFER IN BEST AND FINAL OFFER

IRI Shareholders Will Now Receive 68% of Lawsuit Proceeds
Below $200 Million and 75% of Lawsuit Proceeds Above $200 Million

Largest IRI Shareholder and Another Large
IRI Shareholder Enter into Agreements to Tender Shares

PALO ALTO, Calif. and CHICAGO, Ill.—October 20, 2003—Gingko Acquisition Corp. (Gingko) and Information Resources, Inc. (IRI) (Nasdaq: IRIC) announced today that Gingko has improved its tender offer for all of the outstanding shares of IRI in what Gingko stated was its best and final offer.

Terms of the Improved Tender Offer

Under terms of this best and final offer, IRI shareholders will receive $3.30 in cash for each IRI share plus a registered and tradable Contingent Value Right (CVR) entitling them to share in the proceeds, if any, from the antitrust suit pending against ACNielsen and others. Improved terms of the tender offer include the following:

  •
  IRI Shareholders, Including Those Who Have Previously Tendered, Are Entitled to an Increased Percentage of Lawsuit Proceeds Below $200 Million. Under the improved offer terms, subject to adjustments for taxes, contingencies and certain other items, the CVR holders will be entitled, in the aggregate, to 68% of any potential ACNielsen antitrust lawsuit proceeds up to $200 million, as opposed to 60% of those proceeds under the prior offer terms, and 75% of any such proceeds above $200 million, as adjusted.

  •
  Holder of CVRs to Be Appointed as Fifth Rights Agent. Gingko and IRI have agreed to a revised CVR agreement to provide that the fifth "Independent Rights Agent" will be a holder of at least 2.5% of the CVRs at his or her time of selection. The "Independent Rights Agent" has the rights and obligations described in the CVR Agreement and in Gingko's offer materials.

Travis Rhodes of Abrams Capital, IRI's largest shareholder holding approximately 10% of the Company's outstanding stock, said "This improved offer from Gingko is very attractive to us and, as a result, we have entered into an agreement with Gingko committing us to tender our shares. This offer allows us to lock in value for the IRI business and the recent increases in the stock price that are tied to the lawsuit, while maintaining a significant and improved stake in the lawsuit against ACNielsen which will also have $10 million of committed financing from Gingko to cover litigation expenses. Ensuring shareholder representation in the form of a CVR Rights Agent was also an important consideration in our decision to tender our shares. We understand the inherent challenges facing the IRI business and believe that tendering into Gingko's revised offer will maximize value for our IRI stake."

In addition to Abrams Capital, another large IRI holder of approximately 2.5% of IRI's outstanding shares has also entered into a written agreement with Gingko to tender all shares currently held by it within the next 2 business days (and any shares that it subsequently acquires). Several other large IRI shareholders have also recently informed representatives of Gingko and/or IRI of their intention to tender their shares into the offer.

Romesh Wadhwani, Managing Partner of Symphony Technology Group, which formed Gingko for purposes of making the tender offer, said "We are pleased that two of IRI's largest shareholders, including Abrams Capital, have entered into agreements to tender into this offer, and that we have received verbal confirmation from other large IRI shareholders that they intend to tender their shares. Given the improvements to the offer, the increasing business challenges faced by IRI, and the fact that two of IRI shareholders have committed to tender, we are confident that we will meet our minimum condition. However, the uncertainty created by further delays does not serve the best interest of Gingko or IRI, particularly in light of concerns expressed on the part of several large IRI customers relating to delays in completion of the offer. As such, IRI shareholders should understand that this is our best and final offer, and if we do not meet our minimum condition, we will not improve our offer again and will move on to pursue other opportunities."

Joe Durrett, Chairman and CEO of IRI, said "We are delighted with the improved terms of Gingko's offer, and our Board recommends that IRI shareholders tender into the offer to receive the full value it affords them."

Extension of Tender Offer

In order to satisfy the 10 business day prior notice requirement of the SEC relating to changes in price before a tender offer may expire, Gingko and IRI have also agreed to extend the expiration date of Gingko's offer for all of the outstanding shares of IRI common stock until 12:00 midnight, New York City time, on October 31, 2003, unless the offer is extended to a later date. According to LaSalle Bank National Association who is serving as the Depositary in connection with the Offer, as of October 17, 2003, holders of approximately 3,141,610 shares of IRI common stock have tendered their shares pursuant to the offer. This figure does not include the shares subject to the agreements to tender that are referred to in this press release.

For More Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

About Gingko Acquisition Corp.

Gingko Acquisition Corp. is a company formed by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC.

About Symphony Technology Group, LLC

Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

Through its portfolio company, SymphonyRPM, Symphony also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About IRI

IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Certain Additional Information for Stockholders

The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer.

Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, the Information Agent for the tender offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and taxes at the time of any CVR distribution) as they relate to IRI, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony, including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by IRI in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.

Media Contact Information

Gingko or Symphony	IRI
Bill Chisholm 650-935-9500 bill@symphonytg.com	Kristin Van 312-474-3384 kristin.van@infores.com
Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher Barrett Godsey Joele Frank 212-355-4449

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GINGKO IMPROVES TERMS OF IRI TENDER OFFER IN BEST AND FINAL OFFER